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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-9

                               (AMENDMENT NO. 10)

       (WITH RESPECT TO THE TENDER OFFER BY MARTIN MARIETTA CORPORATION)

               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

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                              GRUMMAN CORPORATION
                           (NAME OF SUBJECT COMPANY)

                              GRUMMAN CORPORATION
                      (NAME OF PERSON(S) FILING STATEMENT)

                           COMMON STOCK, $1 PAR VALUE
           (INCLUDING THE ASSOCIATED PREFERRED STOCK PURCHASE RIGHT)
                         (TITLE OF CLASS OF SECURITIES)

                                    40018110
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                               THOMAS L. GENOVESE
                       VICE PRESIDENT AND GENERAL COUNSEL
                              GRUMMAN CORPORATION
                              1111 STEWART AVENUE
                         BETHPAGE, NEW YORK 11714-3580
                                 (516) 575-3871
  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES
        AND COMMUNICATIONS ON BEHALF OF THE PERSONS(S) FILING STATEMENT)

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     This Amendment No. 10 amends and supplements the
Solicitation/Recommendation Statement on Schedule 14D-9, dated March 8, 1994 (the "Schedule 14D-9"), of Grumman Corporation, a New York corporation (the "Company"), filed in connection with the Offer as set forth in the Schedule 14D-9. Capitalized terms used herein shall have the definitions set forth in the
Schedule 14D-9 unless otherwise provided herein.

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED

     On March 25, 1994, the Company received a letter from Martin Marietta, a copy of which is attached hereto as Exhibit (c)(25) and incorporated by reference herein in its entirety. The letter stated that "whatever steps Grumman takes regarding the Martin Marietta and Northrop offers are, of course, Grumman decisions alone" and requested that "[i]f Grumman decides to establish bidding procedures, we would appreciate being advised promptly." On March 27, 1994 the Board held a special meeting to consider, among other things, the March 25 letter from Martin Marietta as well as the letter of March 23, 1994 from Northrop to the Company (previously filed as Exhibit (c)(22)) in which Northrop requested that there be "a free and open competitive bidding" and that the Company "take such actions as may be necessary and appropriate . . ." to achieve this.

     In light of the foregoing and all the relevant circumstances, the Board then discussed whether it was in the best interest of the shareholders of the Company to have, and whether the Board's fiduciary duties required it to seek, free and open competitive bidding for the Company in accordance with appropriate procedures. The Board concluded in the affirmative and authorized and directed that the following letter (the "Letter"), setting forth the position of the Board, be transmitted to both Martin Marietta and Northrop.

"GRUMMAN CORPORATION
                                                           DR. RENSO L. CAPORALI
BETHPAGE, NEW YORK 11714-3580                          CHAIRMAN OF THE BOARD AND
                                                         CHIEF EXECUTIVE OFFICER

                                                   March 28, 1994

Martin Marietta Corporation
6801 Rockledge Drive
Bethesda, Maryland 26817

Northrop Corporation
1840 Century Park East
Los Angeles, California 90067

Re:  Rules and Procedures for Submission of Proposals

Gentlemen:

     The Board of Directors of Grumman Corporation (the "Company") has determined that it is in the best interests of the shareholders of the Company to have free and open competitive bidding for the Company.

     Northrop Corporation ("Northrop") has requested, in a letter dated March 23, 1994, that there be 'a free and open competitive bidding' and that the Company 'take such actions as may be necessary and appropriate . . .' to achieve this. Martin Marietta Corporation ("Martin Marietta") has recognized, in a letter dated March 25, 1994, that 'whatever steps Grumman takes regarding the Martin Marietta and Northrop offers are, of course, Grumman decisions alone' and has requested that it be advised promptly 'if Grumman decides to establish bidding procedures.'

     It is the strongly held view of the Board of Directors that this process must be conducted in an open, fair and orderly manner. The interests of our shareholders, employees, customers, suppliers, communities and the public generally can and will be best served by such an approach. The Board of Directors is mindful that the process in which the Company is currently engaged does present certain risks, particularly if the process is

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prolonged, including disruption to the Company's business and overall uncertainty among the Company's constituencies as to the Company's future. In order to mitigate these risks, the Board of Directors believes that the most prudent course of action is to bring this process to a prompt and orderly close.

     Accordingly, the Board of Directors has established the rules and procedures specified below for receiving proposals to acquire the Company ("Proposals"). The procedures are designed to constitute a single and final round of bidding, and each of you should submit your best and highest offer.

     The purpose of this letter is to invite each of you to submit Proposals, pursuant to such rules and procedures. The Board of Directors believes that agreement to such rules and procedures is critical to mitigating the risk of the process in which the Company is now engaged and, accordingly, submission of a Proposal will constitute for all purposes an agreement to be bound by such rules and procedures.

     The following rules and procedures will govern the submission of Proposals:

          1. Proposals should be in the respective forms attached [included in Exhibit (c)(26) hereto] and should be addressed and delivered in a sealed envelope to the Board of Directors of the Company: c/o Gene T. Sykes, Goldman, Sachs & Co., 85 Broad Street, New York, New York 10004. Proposals must be received on Thursday, March 31, 1994 at 5:00 p.m. New York time (the "Submission Date"), unless extended by notice. You may not make any Proposal, or modify or amend any pending Proposal, to purchase the Company, except as prescribed herein.

          2. Until we have accepted one of your Proposals, we will not, except as may be required by law, publicly disclose the terms of either of your Proposals or communicate them to the other of you. Submission of your Proposal constitutes a representation that you have kept and will keep your Proposal confidential unit 9:00 a.m. New York time Monday, April 4, 1994 and that you have no knowledge of the other's Proposal.

          3. The Agreement and Plan of Merger currently in effect between the Company and Martin Marietta without any change (except as to the price per Share as defined therein and as to language amending upon acceptance the existing Merger Agreement to reflect such price per Share) is to be used by Martin Marietta as specified in submitting the attached form of Proposal for execution by Martin Marietta. The form of the Agreement and Plan of Merger submitted by Northrop to Grumman, pursuant to the letter dated March 23, 1994 from Northrop's counsel to the Company's counsel, without any changes (except as to price per Share as defined therein) is to be used by Northrop as specified in submitting the attached form of Proposal for execution by Northrop.

          4. It is the intention of the Board of Directors that the winning Proposal will be accepted as promptly as possible after 5:00 p.m. New York time Thursday, March 31, 1994. It is requested that each of you be available the week-end commencing 5:00 p.m. New York time Thursday, March 31, 1994 in the case of Martin Marietta to execute an amendment to the Agreement and Plan of Merger and in the case of Northrop to execute the Agreement and Plan of Merger as specified in Paragraph 3. Each Proposal will be irrevocable until 9:00 a.m. New York time on Monday, April 4, 1994.

          5. The Board of Directors will accept the Proposal which it determines in its reasonable good faith judgment is the best value reasonably obtainable for shareholders of the Company. A Proposal will be accepted only by a written acceptance signed by the Chairman of the Board, or other official of the Company specifically authorized by the Board of Directors.

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          The Board of Directors reserves the right, insofar as necessary in the proper exercise of its fiduciary duties, to change the rules and procedures as set forth in this letter. If the Board of Directors modifies these rules and procedures, it intends promptly to notify both of you orally, with confirmation in writing.

                                          Very truly yours,
                                          BOARD OF DIRECTORS
                                          GRUMMAN CORPORATION
                                          By: /S/  RENSO L. CAPORALI
                                              Renso L. Caporali,
                                            Chairman"

     The Letter (a copy of which is attached hereto as Exhibit (c)(26) and incorporated by reference herein in its entirety) was sent to each of Martin Marietta and Northrop on the morning of March 28, 1994 and a public announcement of the sending of the Letter was made at approximately 8:30 a.m. on March 28, 1994. A copy of the press release announcing the sending of the Letter is set forth as Exhibit (c)(28) hereto and is incorporated by reference herein in its entirety.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS

(c)(25) Letter dated March 25, 1994 from Martin Marietta Corporation to the Company.

(c)(26) Letter dated March 28, 1994 from the Company to Martin Marietta Corporation and Northrop Corporation.

(c)(27) Form of Agreement and Plan of Merger submitted by Northrop Corporation to the Company.

(c)(28)  Press Release of the Company dated March 28, 1994.

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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          GRUMMAN CORPORATION

                                          By: /S/  RENSO L. CAPORALI
                                              Chairman of the Board and
                                            Chief Executive Officer

Date: March 28, 1994

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                                 EXHIBIT INDEX

EXHIBIT

(c)(25) Letter dated March 25, 1994 from Martin Marietta Corporation to the Company.

(c)(26) Letter dated March 28, 1994 from the Company to Martin Marietta Corporation and Northrop Corporation.

(c)(27) Form of Agreement and Plan of Merger submitted by Northrop Corporation to the Company.

(c)(28)  Press Release of the Company dated March 28, 1994.